

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Robert Banks
President and Chief Executive Officer
Nephros, Inc.
380 Lackawanna Place
South Orange, New Jersey 07079

> **Re: Nephros, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2024**
> **File No. 333-279328**

Dear Robert Banks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services